						Exhibit 12
Motorola Solutions, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

(In Millions)	2015	2014		2013	2012	2011

Pretax income (1)	$930	($1,177)		$869	$877	$468

Fixed charges (as calculated below)	200	172		152	122	158

Earnings (2) (3)	$1,130	($1,005)		$1,021	$999	$626

Fixed charges:

Interest expense	$174	$147		$132	$105	$132

Rent expense interest factor	14	21		17	15	23

Amortization of debt issuance discounts	12	4		3	2	2

Total fixed charges (2)	$200	$172		$152	$122	$157

Ratio of earnings to fixed charges	5.7	N/A	(4)	6.7	8.2	4.0

Notes
(1) After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2) As defined in Item 503 (d) of SEC Regulation S-K.

(3) The Company has no capitalized interest.

(4) Earnings were inadequate to cover fixed charges for the year ended December 31, 2014 by approximately $1.2 billion.